UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42739

Bluemount Holdings Limited

(Registrant’s Name)

Room 1007, 10/F, Capital Centre

151 Gloucester Road

Wan Chai, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On July 10, 2025, Bluemount Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as the representative of the several underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,375,000 class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), for a price of $4.00 per share, less certain underwriting discounts. The Company also granted the underwriters a 45-day option to purchase up to 206,250 additional Class B Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On July 14, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-285843) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2025, as amended, and declared effective by the SEC on June 30, 2025. 1,375,000 Class B Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of $5,500,000. The IPO was conducted on a firm commitment basis. The Class B Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “BMHL” on July 11, 2025.

In connection with the IPO, the Company issued a press release on July 10, 2025, announcing the pricing of the IPO and a press release on July 14, 2025, announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement and the two press releases, are attached hereto as Exhibits 10.1, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summary of the terms of the Underwriting Agreement does not purport to be a complete description of the Underwriting Agreement described in this Form 6-K, and are subject to, and qualified in its entirety by, such Underwriting Agreement.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Underwriting Agreement dated July 10, 2025 by and between the Company and the Representative
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bluemount Holdings Limited

Date: July 14, 2025	By:	/s/ Chan Wan Shan Sandra
	Name:	Chan Wan Shan Sandra
	Title:	Chief Executive Officer